UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED HOSTS 2021 CAPITAL MARKETS DAY**



AngloGoldAshanti

CAPITAL MARKETS DAY

23 FEBRUARY 2021

DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti Limited's (AngloGold Ashanti or the Company) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019, and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

All photographs depicted showing employees and / or community members in this presentation were taken prior to the onset of the COVID-19 pandemic.

COMPETENT PERSONS

Disclaimer

The information in this presentation that relates to Exploration Targets, Exploration Results, Mineral Resource is based on information compiled by Mr VA Chamberlain, a Competent Person who is a Member of the GSSA. He is a full-time employee of AngloGold Ashanti Ltd. Mr VA Chamberlain consents to the inclusion in the presentation of the matters based on his information in the form and context in which it appears. The information is extracted from the report entitled Mineral Resource and Ore Reserve Statement 2021 created on 22 February 2021 and is available to view on www.anglogoldashanti.com

AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

AGENDA

ANGLOGOLDASHANTI

Part 1: Building a Diversified, Decisive, Sustainable Business

Part 2: Technical

Christine Ramon

Overview and Strategy

DIVERSIFIED, DECISIVE, SUSTAINABLE BUSINESS



AN ATTRACTIVE VALUE PROPOSITION

World's 3rd largest producer of gold, well positioned to capitalise on recent portfolio optimisations and to invest in the long-term sustainability of the business

Detailed mine-by-mine strategic growth plan to unlock full underlying value of portfolio

Growing production from **c.2.8Moz to 3.2-3.6Moz** whilst reducing AISC to **$900-1,150/oz**[1] over the next 5 years

Industry leading track record on replenishing and **increasing Ore Reserve** through the drill bit

Balanced, well-defined **capital allocation framework**

Significant financial strength with $2.8bn of liquidity and a **strong balance sheet** (Adjusted Net Debt/EBITDA < 1.0x)

Self-generated and self-funded **project pipeline** to support **long-term production** plans

Strong focus on ESG performance is a clear priority

[1] *All-in sustaining costs (AISC) in nominal terms*

A SOLID YEAR – GOOD PROGRESS, WITH MORE TO DO

ANGLOGOLDASHANTI

Generated **$1.0bn Free Cash Flow (FCF)** before growth – leading to **fivefold increase in dividends**

Added 6.0Moz of gross Ore Reserve – improving group Reserve life to **~11 years**

Streamlined, margin-focused portfolio – 10 operating assets and 2 greenfield projects

Prioritised the **wellbeing of our employees and communities** through our COVID-19 response

Significant balance sheet capacity - **$2.8bn in liquidity**, leverage >80% below 1.0x target through the cycle

Provided **2-year detailed guidance**, as well as **5-year indicative outlook** on production, cost and capital

ESG IS INTEGRAL TO OUR BUSINESS PERFORMANCE

AngloGoldAshanti

Our sustainability priorities

GOVERNANCE AND TRANSPARENCY UNDERPIN EVERYTHING WE DO

Health and Safety

Zero harm
Healthy employees and communities

Enabling resilient communities

Social investment and skills training
Human rights promotion and protection
Support ASM formalisation efforts

Reducing environmental footprint

Continue reducing emissions, set new GHG targets
Chart pathway to net zero
Optimise energy, water, land use

Inclusion and Diversity

Inclusion and Diversity framework fostering the empowerment of all staff

Human Rights

Integration of robust human rights standards

CREATING SOCIAL AND FINANCIAL VALUE

LEADING SUSTAINABILITY PERFORMANCE

ANGLOGOLDASHANTI

FTSE4Good | Responsible Mining Index | 2020 Bloomberg Gender-Equality Index | S&P Global

2020 SOCIAL CONTRIBUTION $3,470m

Total economic distribution

$1,664m Suppliers & services + **$1,055m** Government + **$508m** Employees + **$221m** Providers of capital + **$22m** Community

ENVIRONMENT Increasing water efficiency and lower emissions


76%
reused water

GHG emissions intensity (Kilograms per tonne treated)


45
48
46
32
32
33
2015
2016
2017
2018
2019
2020

HUMAN RIGHTS Promoting and protecting human rights protecting our business

0 incidents
VPSHR*

99.7% trained
VPSHR training of security personnel

**Voluntary Principles on Security and Human Rights*



SAFETY Focused on achieving zero harm

All Injury Frequency Rate (AIFR)
(number of injuries per million hours worked)


AIFR incl. SA Ops
AIFR excl. SA Ops
25
20
15
10
5
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

HEALTH Healthy workplaces, healthy employees and healthy communities

78%
Three-year reduction in All occupational disease frequency rate

All Occupational Disease Frequency Rate
per million hours worked


7.68
7.23
6.62
7.13
7.03
3.29
1.36
0.72
2013
2014
2015
2016
2017
2018
2019
2020

CONSISTENTLY DELIVERING ON COMMITMENTS

ANGLOGOLDASHANTI

Performance vs. Guidance

	2015	2016	2017	2018	2019	2020
Met or exceeded production guidance	☑	☑	☑	☑	☑	☑
Met or below AISC guidance	☑	☑	☑	☑	☑	☑
Met or below capital expenditure guidance	☑	☑	☑	☑	☑	☑

Delivering Upon Strategic Commitments

Strong Balance Sheet	☑ Below target Adjusted Net Debt/EBITDA of <1.0x –0.24x as at 31 December 2020
Improve Shareholders Returns	☑ Dividend payments resumed in 2016 and pay-out ratio doubled in 2020
Extend LoM	☑ Portfolio Reserve life increased to c.11 years
Redevelopment Of Obuasi	☑ Phase 1 completed and Phase 2 90% complete at year-end
Portfolio Optimisation	☑ Divestment of operating assets in South Africa, and Sadiola and Morila in Mali
ESG Performance	☑ Reduced carbon emissions and improving safety trend

ACHIEVING STRATEGIC OBJECTIVES WITHOUT EQUITY ISSUANCE

A DIVERSIFIED AND BALANCED PORTFOLIO WITH A ROBUST PIPELINE

AngloGoldAshanti


Ore Reserve
Mineral Resource
Americas
Continental Africa
Australia
Nevada
Silicon
Rhyolite
Transvaal
2020 Production:
Reserve life:
7.5Moz
56.0 Moz
649koz
12 years
19.1Moz
58.7 Moz
1,604koz
12 years
3.0Moz
9.7 Moz
553koz
5 years
Colombia
Gramalote
Quebradona
La Colosa
Brazil
Serra Grande
Brazil
AGA Mineração
Argentina
Cerro Vanguardia
Guinea
Siguiri
Ghana
Obuasi
Iduapriem
DRC
Kibali
Tanzania
Geita
Australia
Sunrise Dam
Australia
Tropicana
Australia
Butcher Well
Ore Reserve
~30Moz
Mineral Resource
~125Moz
Sustainably
Produce
>3Moz
over 10 years
ANGLOGOLD ASHANTI PORTFOLIO
Operations
Projects
Greenfields

DISCIPLINED, SHAREHOLDER-FOCUSED CAPITAL ALLOCATION

AngloGoldAshanti

Transparent allocation hierarchy to maximize long-term shareholder value and returns


Operating and Capital Productivity
Net Operating Cash Flow
Sustaining Capital
Prioritising Ore Reserve Growth
Sustaining Free Cash Flow
Strong Balance Sheet
<1.0x Adjusted Net Debt/EBITDA through the cycle
Dividends
20% of FCF pre-growth capital
Growth Capital
Targeting a return in excess of our hurdle rate
Excess Cash Flow
Further Debt Reduction
Additional Dividends Should Capacity Exists
Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of excess cash tested against shareholder returns

01
Overview & Strategy

BUILDING MOMENTUM IN RESERVE CONVERSION

We've begun to unlock the latent potential from our existing portfolio, with more to come

RESERVE LIFE[1] CHANGE Y-O-Y



25
20
15
10
5
0
End 2020
Start 2020
Kibali
Iduapriem
Obuasi
Siguiri
Geita
Sunrise Dam
Tropicana
CVSA
AGA Mineração
Serra Grande
AGA Group

Increasing gross Ore Reserves 6.1Moz added[2] – Top 3 additions

Obuasi	**1.8Moz addition achieving a ~20-year Reserve life**
Geita	**1.4Moz addition achieving a ~5-year Reserve life**
Kibali	**0.5Moz addition achieving a ~12-year Reserve life**

ORE RESERVE (Moz)



2020
2019
8.73
4.25
4.21
2.34
1.91
1.89
1.89
1.73
1.15
0.95
0.63
29.67
Obuasi
Kibali
Colombia
Geita
Iduapriem
Tropicana
Siguiri
AGAMineração
SunriseDam
CVSA
SerraGrande
Total

Increased portfolio Reserve life in 2020 to c.11 years through strong progress on Ore Reserve conversion

[1] *Ore Reserve / FY2020 production*
[2] *Gross amount of Ore Reserves added in FY2020*

RETURNING TO GROWTH – ATTRACTIVE LONG TERM PROFILE


Production
Koz
CAGR: 4-6%
2,900
2,700
3,025
2,825
3,150
2,900
3,450
3,150
3,600
3,200
2021
2022
2023
2024
2025
GUIDANCE
INDICATIVE OUTLOOK


Total Capex
$m
AISC
$/oz
1,230
1,130
1,230
1,130
1,200
1,050
1,150
950
1,150
900
1,140
990
1,270
1,120
1,250
1,050
1,200
950
1,100
800
2021
2022
2023
2024
2025
GUIDANCE
INDICATIVE OUTLOOK

Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.
Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms.
In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (excepted as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects.
However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

A WORLD-CLASS INVESTMENT WITH SEVERAL CATALYSTS

ANGLOGOLDASHANTI

World's 3rd largest producer of gold, well positioned to capitalise on recent portfolio optimisations and increased confidence in the long-term sustainability

STRONG MOMENTUM

- Consistent track record
- Net additions of Ore Reserve & Mineral Resource
- Obuasi nearing completion
- Colombia projects nearing investment decision
- Significant safety improvements

SOLID FOUNDATIONS

- Strong oversight of ESG performance
- Committed to the highest governance standards
- Deep talent pool of experienced leaders and operators
- Balanced, well-represented and diverse Board of Directors
- Industry leading exploration team

EXCITING OUTLOOK

- Long-term growth prospects and decreasing costs
- Proven track record of replenishing depleted ounces
- Self-generated project pipeline
- Robust and flexible balance sheet
- Transparent Shareholder focused capital allocation
- Competitive dividend policy and attractive leverage to gold price upside

Catalysts to Unlock Further Value

Unwind Cash Lockups	**Growing Ore Reserves**	**Obuasi Phase 2 Completion**
Colombia Investment Decisions	**Capital and Cost Discipline**	**Climate Targets**

Ian Kramer

Financials

ENSURE FINANCIAL FLEXIBILITY AND OPTIMISE OVERHEADS, COSTS AND CAPITAL EXPENDITURE


ANGLOGOLDASHANTI

DISCIPLINED, SHAREHOLDER-FOCUSED CAPITAL ALLOCATION

AngloGoldAshanti

Transparent allocation hierarchy to maximize long-term shareholder value and returns


Operating and Capital Productivity
Net Operating Cash Flow
Sustaining Capital
Prioritising Ore Reserve Growth
Sustaining Free Cash Flow
Strong Balance Sheet
<1.0x Adjusted Net Debt/EBITDA through the cycle
Dividends
20% of FCF pre-growth capital
Growth Capital
Targeting a return in excess of our hurdle rate
Excess Cash Flow
Further Debt Reduction
Additional Dividends Should Capacity Exists
Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of excess cash tested against shareholder returns

SUSTAINING AND GROWTH CAPEX

ANGLOGOLDASHANTI

Strong track-record of operating and developing projects on-budget, with initiatives to reduce the capital intensity of the business

Sustaining Capex

Total 5Y cumulative Sustaining Capex: $3.2bn – $3.7bn

- ✓ Capex intensity expected to decline in the outer years as targeted Ore Reserve levels are achieved and Brazilian tailings compliance spend reduces
- ✓ Sustaining capex for next five years estimated at an average of **$640m to $740m per year**
- ✓ Average intensity of c.**$260/oz to $290/oz -** normalised at c.**$160/oz to $200/oz** in outer years
- ✓ Key areas of additional spend in 2021:
  - ✓ Ore Reserve Development and Deferred Stripping excl. Obuasi (c.$30/oz)
  - ✓ Growing Mineral Resource and Ore Reserve (c.$20/oz)
  - ✓ TSF compliance capital in Brazil (c.$20/oz)
  - ✓ TSF expansions at Iduapriem, Tropicana and Siguiri (c.$15/oz)
  - ✓ Obuasi ORD and SIB (c.$30/oz)

Growth Capex

Total 5Y cumulative Growth Capex: $1.7bn - $2.3bn

- ✓ Growth capex for next 5 years estimated to amount to an average of **$340m to $460m per year**
- ✓ Obuasi redevelopment fully completed in **2022**
- ✓ Gramalote project spend forecast at c.$900m to $1bn (100% basis), based on PEA
- ✓ Quebradona project spend forecast at c.$1.3 – $1.4bn based on the updated PFS
- ✓ Gramalote will contribute an average estimated c.250koz to 300koz (100% basis) at an estimated AISC of c.$600/oz to $700/oz
- ✓ Quebradona will contribute a copper AISC with an estimated margin of c.60% to 70%

Operating & Capital Productivity
Sustaining Capital
Strong Balance Sheet
Dividends
Growth Capital
Excess Cash Flow Options

Sustaining and Growth Capex to drive Ore Reserve and production growth, as well as long-term cash flow generation

Production, cost and capital forecasts includes existing assets, Quebradona and Gramalote which remain subject to approval, Mineral Resource conversion and high confidence inventory
Cost and Sustaining and Growth Capital group forecast ranges are expressed in nominal terms
Quebradona and Gramalote Growth capex and AISC in real terms

BALANCING CAPITAL RETURNS TO SHAREHOLDERS

ANGLOGOLDASHANTI

Dividend Policy

- ✓ Updated dividend policy to **20% pay-out ratio of FCF pre-growth capex; in line with peers**
- ✓ **Balancing capital returns** to shareholders, with broader capital allocation priorities
- ✓ **Sustainable** dividend policy
- ✓ **Attractive yield based** on current gold price levels

FCF and Dividend Sensitivity to the Gold Price


~$480m FCF for a $200/oz increase in gold price
$500-
$650m
$1.7bn
$1.5bn
$850-
$1,000m
$4.1bn
$3.9bn
$1,200-
$1,400m
$6.5bn
$6.3bn
$1,600-
$1,800m
$8.9bn
$8.7bn
$1,300/oz
$1,500/oz
$1,700/oz
$1,900/oz
5 Year Cumulative FCF (Low)
5 Year Cumulative FCF (High)
Current market capitalisation¹
5 Year Cumulative Dividend Payout

Operating & Capital Productivity
Sustaining Capital
Strong Balance Sheet
Dividends
Growth Capital
Excess Cash Flow Options

At the end of 2020 – we declared a dividend of $201m

Free cash flow ranges shown are after accounting for Sustaining and Non-Sustaining (Growth) Capital, but before dividends
Free Cash Flow assumptions as of February 16, 2021; $1,300 gold price base generates ~$1.5 – 1.7bn Free Cash Flow from our five-year outlook
Production, cost and capital forecasts includes existing assets, Quebradona and Gramalote which remain subject to approval, Mineral Resource conversion and high confidence inventory
All financial metrics are expressed in nominal terms
[1] Market capitalisation as of 22 February 2021

02
Financials

STRONG BALANCE SHEET POSITION

ANGLOGOLDASHANTI

Debt at the lowest levels in a decade

Strong balance sheet position

- **Strong liquidity of $2.8bn supported by $1.4bn undrawn multi-currency RCF**
- **Improved balance sheet flexibility with new $700m 10-year bond, at a record low coupon for AGA**
- **Cash balance of $1.3bn, excluding DRC cash lockup of $424m**
- **South African debt fully settled and respective RCFs cancelled**
- **The $1bn standby facility put in place at the onset of the COVID-19 pandemic now cancelled**
- **2022 bonds – decision to refinance pending**

Operating & Capital Productivity
Sustaining Capital
Strong Balance Sheet
Dividends
Growth Capital
Excess Cash Flow Options

A strong balance sheet position allows us to self-fund sustaining and growth capex, reduce debt and continue to maintain the current dividend strategy

Managing near term debt

- Liquidity management options for 2022 bonds
- $1.4bn multi-currency RCF maturing in 2023
- Ample headroom for project funding
- Monitoring COVID-19 impact

Cumulative Five-Year Outlook

- Debt repayments
  - $700m – $1.0bn
  - Target <1X Net Debt: EBITDA through the cycle
- Interest payments
  - $400m – $500m

02
Financials

ROBUST BALANCE SHEET TO SELF-FUND GROWTH

ANGLOGOLDASHANTI

AGA Debt Maturity Profile



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
US$ million
41
109
750
65
1,400
700
300
FY2021
FY2022
FY2023
FY2024
FY2025
FY2030
FY2040
Undrawn – Local $150m RCF
Drawn – Local $150m RCF
$750m Bond 5.125%
Local $65m RCF
Undrawn – multi-currency $1,400m RCF
$700m Bond 3.75%
$300m Bond 6.50%



Operating & Capital Productivity
Sustaining Capital
Strong Balance Sheet
Dividends
Growth Capital
Excess Cash Flow Options

Balance sheet remains robust with sufficient funding facilities available to withstand market volatility and self-fund growth

EXCESS CASH FLOW FURTHER DELIVERING SHAREHOLDER RETURNS

ANGLOGOLDASHANTI

Allocation of excess cash flow will be evaluated against additional returns to shareholders

Growth

- Targeting a return in excess of our hurdle rate
- Will pursue **value accretive opportunities**

Debt Reduction

- Merits of further debt repayment to be considered based on through-the-cycle free cash flow generation and **optimal capital structure that maximizes shareholder value**

Additional Returns

- **Dividend** dependent on the gold price and above items, and other capital allocation decisions
- **Further capital returns** considered when debt reduction and reinvestment needs are satisfied, and capacity exists

Operating & Capital Productivity
Sustaining Capital
Strong Balance Sheet
Dividends
Growth Capital
Excess Cash Flow Options

Excess generated cash flow will be used to maximise shareholder returns

Stewart Bailey

Sustainability

STRONG ESG PERFORMANCE UNDERPINS SUSTAINABLE BUSINESS SUCCESS



OUR VALUES LINK BUSINESS ACTIVITIES TO SUSTAINABILTY PERFORMANCE

ANGLOGOLDASHANTI

ANGLOGOLD ASHANTI'S SUSTAINABILITY MISSION

To ensure the RESPONSIBLE DEVELOPMENT of natural resources in MEANINGFUL PARTNERHIPS with our host governments and communities. We aim to ensure AngloGold Ashanti has the social licence to operate, allowing it over the long-term to generate IMPROVED RETURNS for providers of capital, and to provide increased DEVELOPMENT OPPORTUNITIES for employees and other stakeholders.

OUR VALUES




NO
INJURIES

The **Health and Safety** of employees is our first value.



We treat each other with **dignity and respect.**



We value **diversity.**



We are **accountable** for our actions and undertake to deliver on our commitments.



We want the **communities and societies** in which we operate to be better off for AngloGold Ashanti having been there.



We respect the **environment.**

ESG IS CENTRAL TO OUR BUSINESS DECISIONS

ANGLOGOLDASHANTI

Sustainability priorities

GOVERNANCE AND TRANSPARENCY UNDERPIN EVERYTHING WE DO

- Health and Safety
- Enabling resilient communities
- Reducing environmental footprint
- Inclusion and Diversity
- Human Rights

CREATING SOCIAL AND FINANCIAL VALUE

SUSTAINABILITY IS EMBEDDED IN OUR VALUES, COMPENSATION AND OBJECTIVES

GOVERNANCE IS THE FOUNDATION OF STRONG ESG PERFORMANCE

ANGLOGOLDASHANTI

GOVERNANCE FRAMEWORK

1. Robust Board Oversight



- Active Board oversight and engagement on sustainability issues
- Social, Ethics and Sustainability Committee oversees detailed sustainability performance and governance
- Audit & Risk Committee oversees risk management, including sustainability-related issues

2. Best-in-class Policies and Standards

- World class stable of policies, standards and frameworks aligned with global good practices
- Policies operationalized through robust management systems
- Systems include safety, health, environment, community affairs, tailings management, security, human rights and closure

3. Active Management Oversight

- Executive management team has direct accountability for all aspects of the business, including sustainability
- Internal Climate Change Working Group oversees corporate climate change strategy
- Monthly and ad hoc reporting across all operating sites and disciplines where key issues are discussed

4. Comprehensive Risk and Assurance Review Process

- **Internal:** Detailed Combined Assurance audit of all sites annually/ biannually, led by Internal Audit, supported by all functional sustainability disciplines
- **External:** Includes World Gold Council Responsible Gold Mining Principles, ICMM Mining Principles, ISO14001, ISO 45001 – aligned with best practice
- **AuRisk** – comprehensive proprietary risk management system tracks performance on risk identification and mitigation measures

HEALTH & SAFETY APPROACH DELIVERS REAL GAINS AND SAVES LIVES

ANGLOGOLDASHANTI

The health and safety of employees is our first priority

Driving towards zero harm

- All sites OHSAS 18001:2007 certified
- Sunrise Dam, Siguiri, Geita, Tropicana and Cerro Vanguardia converted to ISO 45001:2018; others scheduled to convert
- Safety strategy reassessed biennially

All Injury Frequency Rate (AIFR)
Number of injuries per million hours worked


AIFR incl. SA Ops
AIFR excl. SA Ops
ICMM 2019 Member Average – 3.14
11.39
5.73
9.73
4.52
7.83
3.21
7.48
2.96
7.36
2.71
7.18
2.87
7.71
2.38
7.49
1.98
4.81
2.26
3.31
2.14
2.39
1.68
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Healthy workplaces, employees and communities

- 47% reduction in occupational illness rate since 2019
- Focused closely on reducing workplace exposures
- Optimizing employee fitness for work and general wellbeing

3 GOOD HEALTH AND WELL-BEING

All Occupational Disease Frequency Rate
per million hours worked


7.68
0.43
7.23
0.95
6.62
0.06
7.13
0.92
7.03
1.04
3.29
0.05
1.36
0.14
0.72
0.00
2013
2014
2015
2016
2017
2018
2019
2020
AODFR incl. SA Ops
AODFR excl. SA Ops

Unaudited 2020 figures

Note: Only reported from 2013

HEALTH & SAFETY

A world-class example of delivering social value

Protecting more than 1 million people from malaria...extended to 16 districts in Ghana...


REPORTED CASES IN THE AGA EDWIN CADE MEMORIAL HOSPITAL (2005-2019)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Number of Malaria cases
January 2005
December 2019
The programme has made significant progress, with tangible results:
Evidence of parasite prevalence
DECREASING
in children under five years
66% reduction in Upper East region
53% reduction in Upper West region since 2010

All Africa sites have community-based malaria control programmes

- More than 90% reduction in malaria cases in Obuasi since inception
- More than a million people protected from malaria
- Significant drop in related school/work absenteeism
- More than 1,300 seasonal community jobs created annually


1 NO POVERTY


3 GOOD HEALTH AND WELL-BEING


17 PARTNERSHIPS FOR THE GOALS

FOCUSED ON CLIMATE CHANGE

1. EMISSION REDUCTIONS ACHIEVED
Innovative methods used to reduce emissions intensity

2. TCFD DISCLOSURE IN 2021
Disclosure in line with TCFD Recommendations set for 2021

3. RENEWABLES FOR NEW PROJECTS
Hydropower used in Kibali, Brazil; to feature strongly in Colombia

4. NEW GHG TARGETS – COMMITTED TO NET ZERO
Setting new targets; committed to charting a pathway to net zero

CC WORKING GROUP TO DEVELOP NEW CC STRATEGY

- Conducted physical risk and adaptation assessments at sites
- Assessed carbon pricing risk in our countries of operation
- Recommend CC metrics/targets, including for decarbonisation
- Increasing level of CC integration into our business processes

Scope 1 & 2 GHG Emissions Intensity
Target - 30% reduction off 2007 Base


70
60
50
40
30
20
10
0
kg CO2e/tonne treated
Base Year
Target Year
- 30%
- 43%
GHG INTENSITY DOWN 43%
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

We respect the environment.

RESPONSIBLE TAILINGS STEWARDSHIP

ANGLOGOLDASHANTI

Robust governance framework

OVERSIGHT SYSTEM

OPERATIONAL MANAGEMENT

- TSF operator/superintendent manages day-to-day operation
- Plant/process manager is the TSF “Owner”; implements TSF operations materials
- External *Engineer of Record*/*TSF Designer* ensures TSF is operated to design intent

REGIONAL MANAGEMENT

- Provide technical guidance to operations
- Conduct quarterly TSF Reviews
- Monitor implementation of recommended actions

INDEPENDENT CORPORATE REVIEW

- Leads GISTM implementation and Custodian of AGA’s Tailings Management Framework
- Conducts formal TSF audits and reviews TSFs for projects and M&A

THIRD PARTY REVIEW

- External third-party review of TSFs

Committed to implementing Global Industry Standards on Tailings Management

Four levels of assurance

22 TSFs:
15 active, **7** inactive

$70m – $80m investment in conversion to dry-stack tailings in Brazil in 2021

We respect the **environment**.

INCLUSION AND DIVERSITY

ANGLOGOLDASHANTI

An imperative to build a business that better reflects society

Board – gender profile


44%
56%
Male
Female


5 GENDER EQUALITY
10 REDUCED INEQUALITIES

Executive Committee – gender profile


33%
67%
Male
Female

- Oversight from the Sustainability, Ethics and Social Committee and have a specific policy Gender Equality and Empowerment of Women policy
- Gender assessments conducted across all sites – highlighted key areas of focus and improvement
- Diversity goals are embedded in leadership KPIs
- Signatory to UN Women's Empowerment Principles


We value diversity.
UN WOMEN
United Nations Entity for Gender Equality and the Empowerment of Women
2020
Bloomberg
Gender-Equality Index

RESPECTING HUMAN RIGHTS IS FUNDAMENTAL TO OUR BUSINESS

AngloGoldAshanti


8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
We treat each other with dignity and respect.

BEST-IN-CLASS HUMAN RIGHTS Zero reported human rights incidents

- Global Human Rights Policy applies to employees, contractors and other business partners including supply chain, state actors and joint venture partners.
- 99.7% of security staff trained in Voluntary Principles on Security and Human Rights
- 11,574 people received Human Rights Awareness Training
- All sites have grievance and independent anonymous whistle-blowing mechanisms for internal and external stakeholders
- All sites have conducted human rights due diligence assessments

RESPECT FOR INDIGENOUS PEOPLES

- One country of operation (Australia) where Indigenous Peoples are adjacent to our sites
- Constructive engagement with co-created agreements in place
- Policies on Indigenous Peoples and Cultural Heritage Management publicly available on corporate website
- Policy is aligned with International Standards and conventions, such as the ICMM Position Statement on Indigenous Peoples and the International Finance Corporation's Performance Standard 7 on Indigenous Peoples

CREATING RESILIENT AND SELF-SUSTAINING COMMUNITIES

ANGLOGOLDASHANTI

Our aim is to make positive impacts wherever we operate by developing skills in our host communities and spending locally to build capacity in these markets

- **Build strong partnerships**
  - Establish and maintain strong partnerships, with host communities, governments and other stakeholders
- **Mitigate social and environmental impact**
  - Proactively identify and mitigate past, current and future impacts; ensure clear, practical grievance mechanisms in place
- **Enhance community resilience**
  - focus on improving social infrastructure, health facilities/services, SME development education, training and skills development, and SME development
- **Focus on local employment and buying**
  - Develop skills locally and target local employment; make every reasonable effort to procure goods and services locally and drive strategic partnerships to create local employment, facilitate skills transfer, and realise economic value-addition

Paid over
$1.1 Billion
in taxes and royalties to governments

Revenues will be critical for government post – COVID-19 recovery

Paid over
$508 Million
to employees, with no employee losing pay or benefits during COVID-19 – related shutdowns

Paid over
$1.6 Billion
To suppliers and service providers, with a strong focus on local procurement

Social Investment
$22 Million
Targeting social infrastructure, health, education and youth support, SME support, as well as donations and capacity building

85%
of our procurement budget spent in-country, with local and 'local multinational' firms

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there



Unaudited 2020 figures

RESILIENT AND SELF-SUSTAINING COMMUNITIES

We're working with our host communities to grow resilience

We have undertaken community development initiatives to maximise impact in:

- **Food security** – stimulating commercial-level agriculture using locally adapted and hardy seed mixes (Colombia, Guinea, Tanzania)
- **Community energy-source switching** – to realise health and emission-mitigation benefits
- **Water security** – a highlight is Geita town's water project to offset the impact of severe drought
- **Waste management and sanitation** – to reduce the risk of waterborne and pollution-related illness
- **Education and youth development** – to increase access to quality education and youth/women development
- **Broadening the economic base and skills beyond mining** – to reduce dependency on artisanal and small-scale mining (ASM) and our operations (Brazil, Colombia, Guinea, Tanzania)
- **Social infrastructure –** development of roads to improve safety, cut travel times and reduce the effects of localised flooding – (Guinea, Ghana)
- **Local employment** – increase the skills of our host communities through education and training, thereby increasing local talent pool on
- **Community awareness** – environment and climate change, greening initiatives and climate adaptation
- **Socio-economic development contributions** – directed at addressing community developmental needs


We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
15 LIFE ON LAND
17 PARTNERSHIPS FOR THE GOALS

OUR ESG PERFORMANCE

Is independently ranked above industry average

We engage openly with index providers, which rate our sustainability performance, we are committed to sustainable practices and accountability

Achieved overall rating of 4.3 out of a total of 5


3.9
1.7
4
1.8
5
3
4.3
2.1
Environmental Score
Social Score
Governance Score
ESG Rating Overall Score
AngloGold Ashanti
Industry Average

Ranked 4th out of 38 companies; ranked first emerging market company for site-level results


2.35
1.2
2.28
1.8
2.51
1.1
2.76
0.9
2.38
1.8
2.74
1.7
Economic dimension
Business conduct
Lifecycle management
Community wellbeing
Working conditions
Environment
AngloGold Ashanti
Industry Average

Ranked 10 out of 134 metals and mining companies in annual ESG Review


60
21
73
17
74
15
69
26
Governance & Economic dimension
Environmental dimension
Social dimension
ESG Rating Overall Score
AngloGold Ashanti
Industry Average

Achieved overall score of 67%, with clear focus areas for improvement


96
53
55
38
40
60
72
49
51
60
68
80
46
Overall GEI* average
Disclosure Score
Data Excellence Score
Female Leadership & Talent Pipeline
Equal Pay & Gender Pay Parity
Inclusive Culture
Sexual Harassment Policies
Pro-Women Brand
AngloGold Ashanti
Industry Average

ESG DRIVES OUR BUSINESS PERFORMANCE

ANGLOGOLDASHANTI

Sustainability Priorities

GOVERNANCE AND TRANSPARENCY UNDERPIN EVERYTHING WE DO

Health and Safety
Implement revised safety strategy
Drive toward Zero harm in workplace and communities
Maintain compliance with COVID-19 protocols

Enable resilient communities
Launch community acceptance survey, reduce grievances
Continue COVID-19 support, focus on vaccination
Local procurement, hiring, skills development

Reducing environmental footprint
Continue reducing emissions, set new GHG targets
Chart pathway to net zero
Optimise energy, water, land use

Inclusion and Diversity
Drive continued diversity across all levels
Further training and development
Young Leaders Programme

Human Rights
DD assessment at all sites
Further training
Initiate assurance in line with WGC and ICMM

CREATING SOCIAL AND FINANCIAL VALUE

Sustainability is embedded in our values, compensation and objectives

ANGLOGOLDASHANTI

Tim Thompson

Exploration

PLANNING FOR THE FUTURE



04
Exploration

TRACK RECORD OF GROWTH DRIVEN BY STEADY DRILLING INVESTMENT

Success to Date

- 19.2 Moz in New Ore Reserve added during the last 5 years
- 15.4 Moz in New Mineral Resource added during the last 5 years
- Average annual Brownfields Exploration cost of $105m over the last 5 years, representing an all-in $27.33/oz for new Ore Reserves added
- Two new discoveries in the past 15 years are now in operation with two more advancing through study phases

Strong track record of delivering new Ore Reserve and Mineral Resource at a low exploration cost



New Ounces
Moz
Exploration cost
$m
9
8
7
6
5
4
3
2
1
0
140
120
100
80
60
40
20
--
2015
2016
2017
2018
2019
2020
New Mineral Resource
New Ore Reserve
Brownfields Exploration (RHS)

Totals shown are net of the sale of the CC&V mine in 2015 and Sadiola mine in 2020

SYSTEMATIC EXPLORATION INVESTMENT – MULTIPLE GROWTH OPTIONS

ANGLOGOLDASHANTI

Clearly defined strategy for building the portfolio

Greenfields

Focused grassroots exploration targeting discoveries aligned with regional business units

- Target Tier 1 discoveries in stable jurisdictions
- Explore for deposit types known for long production life and expansion opportunities
- Elevate priority toward projects with the potential synergy to improve the company portfolio for production and cost profile

Brownfields

Stable budget allocations directed toward systematic identification and development of high probability mine site lease area targets

- Provide predictable ore reserve growth replacing production depletion
- Extend mine life through investment in Mineral Resource to Ore Reserve conversion
- Improve confidence in scheduled production with infill drilling

Equity Investments

Investments targeted toward companies exploring in highly prospective terranes

- Long-term horizon for investments
- Elevated interaction when projects gain traction and begin to advance
- Periodic portfolio reviews to consider whether investments remain aligned with strategy or should exit the portfolio with funds redeployed with advancing projects or into new investments

EXCITING BROWNFIELDS POTENTIAL

AngloGoldAshanti

$150m – $160m Brownfields Exploration Investment in 2021

- Sunrise Dam drilling in Vogue extensions and the new Frankie discovery creates optionality
- Geita's Nyamulilima discovery and Geita Hill Underground start up provide new supplementary ore feed sources
- Brazil Mineração drilling programs at Cuiaba and Corrego do Sitio will expand optionality
- Cerro Vanguardia continues to convert Mineral Resource to Ore Reserves to extend mine life


Guinea
(Siguiri)
Colombia
(Gramalote,
Quebradona)
Ghana
(Obuasi,
Iduapriem)
Tanzania
(Geita)
Brazil
(AGA Mineração,
Serra Grande)
Argentina
(Cerro Vanguardia)
DRC
(Kibali)
Australia
(Sunrise Dam,
Tropicana)

Targeting +3.5 Moz

Company-wide Ore Reserve Additions in 2021

EXPLORING GREENFIELD PROJECTS IN TOP MINING JURISDICTIONS

$30 – $35m Greenfield Project Areas in 2021

- Terrane scale target generation and monitoring yielded several new concepts to advance in 2021
- District scale prospects identified will advance through peer reviewed stage gates to the drill target stage if successful
- Focused drilling is planned for established drill targets in Western Australia and Nevada
- Priority on advancing successful projects, replenishing the project pipeline and dropping projects that do not pass peer stage gate reviews


Nevada (Silicon, Rhyolite, Transvaal)
West Africa (Guinea, Ghana)
North Queensland
Brazil (WBC)
Argentina
Western Australia (Laverton area, Cleveland, Butcher Well (70%), Northern Star JV (70%))
Known gold terrane
AngloGold Ashanti projects

04
Exploration

OPTIONALITY CREATED BY SELECT INVESTMENTS

AngloGoldAshanti

Key Investments Update

- Pure Gold Mining has produced first gold at the Madsen mine near Red Lake, Ontario
- Corvus Gold is conducting advanced exploration in Southern Nevada
- Corvus Gold recently released updated PEA studies for the North Bullfrog and Mother Lode projects
- AngloGold Ashanti actively monitors for companies with new early-stage projects that may be a fit for the company portfolio if their exploration programs are ultimately successful


Heliostar Metals
Commander Resources
Corvus Gold
Pure Gold
Los Cerros
Known gold terrane
AngloGold Ashanti equity investment

ROBUST PIPELINE OPTIONALITY TO SUPPORT LONG-TERM PRODUCTION

ANGLOGOLDASHANTI

Transforming geological concepts to gold production


REGION
CREATE VALUE
CRYSTALLIZE VALUE
AUSTRALIA
N. AMERICA
S. AMERICA
AFRICA
Tropicana UG (TJV)
North QLD Targets
Tropicana District
Boston Shaker UG (TJV)
Aust. Target Gen
Laverton District Targets (WA)
Butcher Well (WA)
SDGM Vogue Extensions
Cleveland (WA)
Walker Lane Targets
Rhyolite (NV)
N. Amer. Target Gen
Silicon (NV)
Nevada Target Gen
Transvaal (NV)
MSG Ore Extension
Brazil Target Gen
Brazil WBC
Palmeiras Sul (MSG)
S. Amer. Target Gen
Cuiaba Ore Extension
CVSA Lease Area
Argentina Target Gen
CdS III
CdS II
CdS I Ore Extension
Siguiri Lease Area
Siguiri Fresh Rock Sources
Siguiri Block 2
W. Africa Target Gen
Iduapriem Lease Area
Iduapriem Pit Expansions
Geita Hill UG
Geita Ore Extenstions
Geita Lease Area
Selous (Geita)
Geita Nyamulilima
Project generation
Target identification
Drill target definition
Drill testing
Resource delineation/ Conceptual studies
Reserve conversion/ Pre-feasibility study
Early-stage exploration
Mid-stage exploration
Late-stage exploration
Production
DROPPED
Minnesota
Mt. Clark (QLD)


time for Q & A...
AngloGoldAshanti
WHITE FLAG DAY EVERYDAY

Vaughan Chamberlain

Mineral Resource and Ore Reserve

UNDERPINNED BY APPROPRIATE MINERAL RESOURCE MANAGEMENT PROCESSES AND PROTOCOLS



RIGOROUS RESOURCE IDENTIFICATION AND CLASSIFICATION PROCESS

ANGLOGOLDASHANTI

Significant Endowment and Blue Sky Tangible Potential Beyond Resources


Endowment
Blue Sky
Mineral Resource
Ore Reserve
Production
LOM Ounces


Adjust Probability of Occurrence
Adjust for Conversion to Resource
Adjust for Probability of Minability
Metallurgical Recovery
Endowment
Blue Sky Tangible
Resource
Inferred
Indicated
Reserve
Production
Presence of Mineralisation
Grade, Tonnage and Continuity
Size, Shape and Economics
Material Type and Mineralogy

Illustrative Conversion Factors

Category	Conversion	Loss
Blue Sky	100%	
Inferred Mineral Resource	50%	-50%
Indicated Mineral Resource	30%	-20%
Measured Mineral Resource	25%	-5%

Incremental Exploration and Development Costs

$26/oz
Targeting to Mineral Resource

+$42/oz
Mineral Resource to Ore Reserve

+$175/oz – $225/oz
Ore Reserve to Production

05
Mineral Resource & Ore Reserve

EXPLORING TO INCREASE CONFIDENCE AND MAXIMIZE RETURNS

ANGLOGOLDASHANTI

Exploration levels are described by the level of "confidence" targeted by the process



Exploration Triangle
Exploration Categorisation
"Resource" Categorisation
Exploration Level
Project Economical Assessment
Financial
Ore Reserve
Measured Mineral Resource
Ore Reserve Statement
Mineral Resource Statement (inclusive)
EX 0
EX 1
Cut-off grade
Exit If IRR is low
Exit Point
Resource Definition
Indicated Mineral Resource
Feasibility
IRR > Hurdle rate
Exit Point
Resource Delineation
Inferred Mineral Resource
EX 2
Ex ZA
Pre-Feasibility
EX 2B
IRR > Hurdle rate
Exit Point
Conceptual Study
Advance projects
Discovery Intercept
Blue Sky Tangible
(conceptual block model required)
EX 3T
Scoping Study
Positive Outcome
Exit Point
Reconnaissance
(target evaluation)
Blue Sky tangible
EX 3 IT
Target Generation
Conceptualisation

EXPLORING TO INCREASE CONFIDENCE AND MAXIMIZE RETURNS

Driving Confidence in the Plan – Illustrative example


Measured
Indicated
Inferred
Blue Sky
100%
80%
60%
40%
20%
0%
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10

- **Appropriate timing: "Just in Time"**
- **Access planned in LOM plan for underground mines**
- **Flexible enough to take into account major project development**

MULTIDISCIPLINARY APPROACH TO ORE RESERVE RECONCILIATION

ANGLOGOLDASHANTI

Exploration Alone is More than Replacing Annual Depletion


50
45
40
35
30
25
43.9
- 3.4
4.1
0.4
0.8
0.2
0.1
- 0.1
0.5
- 16.7
29.7
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational Other
Acquisition / Disposal
2020

DISCIPLINED PRODUCTION GRADE AND TONNAGE RECONCILIATION

Idealised Reconciliation Chain of Produced Grade and Tonnage


Measurement / Modelled
Estimate
Mineral Resource
Grade
Tonnage
Grade control
Grade
Tonnage
Mining design: Grade control
Grade
Tonnage
Mining actual
Movement
Grade
Tonnage
Survey
Grade
Tonnage
Stockpile
time delay
Delivered to plant
Grade
Tonnage
Stockpile
time delay
Plant received
Grade
Tonnage
Stockpile
time delay
Plant accounted
Grade
Tonnage
Gold produced
Gold
Mining design: Mineral Resource
Grade
Tonnage
Change in tonnage / grade
Recovery factor
Reconciliation entities (stages in the mining chain)



06
Continental Africa Assets

Sicelo Ntuli

Africa Region Assets

GEITA, KIBALI, SIGUIRI, IDUAPRIEM



GEITA – WORLD CLASS GEOLOGY, PROVEN TRACK RECORD

Tanzania, Africa Region


TANZANIA
LEGEND

Overview

Operation Type:	Open-pit and underground
Deposit Type:	Vein / narrow vein, banded iron formation
Ownership:	100%
Throughput Capacity:	5.2 Mt p.a.
Land Package:	316 km^2

Key Asset Statistics


2.3 Moz
5.4Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade:
2.59g/t

Avg. Exclusive Mineral Resource Grade:
3.03g/t

Production (koz)

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	3.13	3.28	3.61	3.57
Tonnes treated (Mt)	5.4	5.3	5.2	5.4


539
564
604
623
FY17
FY18
FY19
FY20

1 *Mineral Resource stated exclusive of Ore Reserve*

All-In Sustaining Cost ($/oz)


941
940
894
814
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
291
291
106
106
124
124
140
128
FY17
FY18
FY19
FY20

GEITA – ENORMOUS POTENTIAL REMAINS IN A LARGE LEASE

ANGLOGOLDASHANTI


Life-of-mine
10+
years

2020 Ore Reserve			
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Proved and Probable	**28.04**	**2.59**	**2.34**

2020 Exclusive Mineral Resource			
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Measured + Indicated	23.15	2.52	1.87
Inferred	32.43	3.39	3.53
Total	**55.58**	**3.03**	**5.41**

Asset Strategy

Short-to-medium term

- Grow Ore Reserve at Star & Comet and Nyankanga UG
- Progress Geita Hill UG portal
- Commence early works at Nyamulillma OP

Long term

- Targeting Ore Reserve growth annually net of depletion – focused on extending the LOM
- Additional satellite opportunities

Brownfields Exploration

- Mineral Resource delineation and Ore Reserve conversion on UG targets
- Potential supplementary satellite open pit targets

GEITA OUTLOOK – EXTENDING MINE LIFE WITH HIGH QUALITY TARGETS

ANGLOGOLDASHANTI

Five-year asset outlook

- Dip in production over the next two years from elevated 2020 levels
- In the 2023 to 2025 production normalises to 500 – 550kozpa, with a declining AISC
- Plant throughput maintained throughout the period at c. 5.4mtpa

Base plan

- Nyankanga, Geita Hill, Star & Comet, Ridge 8 underground
- Nyamulilima Open Pit

Upside potential

- Down-plunge extensions of main deposits at UG operations
- Nyamulilima satellite targets
- Matandani-Kukuluma Terrain refractory deposits
- Provide opportunity to maintain full plant throughput to 2034


Open Pit Reserve Growth (Moz)
+109%
1,82
-0,55
-0,32
0,95
-0,17
0,06
0,84
-0,29
0,12
0,67
-0,47
1,20
1,41
End 2016
Depl
Loss
End 2017
Depl
Add
End 2018
Depl
Add
End 2019
Depl
Add
End 2020


Underground Reserve Growth
+557%
0,14
-0,09
0,25
0,30
-0,27
0,46
0,49
-0,31
0,65
0,83
-0,26
0,35
0,92
End 2016
Depl
Add
End 2017
Depl
Add
End 2018
Depl
Add
End 2019
Depl
Add
End 2020

GEITA – NYANKANGA STEADY DRILLING SUCCESS AND GROWING MOMENTUM


2015
2017
2019
2020
Measured Resource
Indicated Resource
Inferred Resource

- Ramping up production in Blocks 3, 4 and 5
- Development ongoing at Block 1 – an additional platform for exploration and production
- Successful Mineral Resource to Ore Reserve conversion ongoing underpinned by exploration


Block 5
3.13g/t
Blocks 1&2
6.37g/t
Blocks 3&4
4.77g/t
Targeting Mineral Resource addition from dip/plunge extensions
Conversion of Inferred Mineral Resource to Indicated Mineral Resource

06
Continental Africa Assets

GEITA – STAR & COMET, RIDGE 8 – SUCCESS AT FILLING IN THE GAPS

AngloGoldAshanti



Ridge8
Rig 8-Cut3 gap (Cut5)
S&C Cut 3
S&C Cut 2
S&C NW
S&C Cut3-Ridg8 Gap (Cut5)
S&C Cut2
S&C Cut3-Ridg8 Gap
S&C Cut3
S&C C2-C3 Gap (Cut 4)
1500
1000
500
+1500
+1000
South

Assay value above 2 g/t

Underground Mine design

Advance Underground infrastructure

GEITA – GEITA HILL DEPOSIT – TESTING FOR DOWN-PLUNGE EXTENSIONS

- Portal development at Geita Hill West pit commenced in Q4 2020 to access blocks 1&2 in 2021
- The development will look to unlock 1.5Moz of Mineral Resource over the next 5 years
- Upside potential of down-plunge extensions will be tested from underground exploration platforms


Geita Hill Deposit
Geita Hill East
Geita Hill West
Lone Cone
5.1m @ 8.43g/t
3.3m @ 16.26g/t
3.7m @ 32.05g/t
10m @ 6.32g/t
10.5m @ 3.46g/t
14.7m @ 14.36g/t
7m @ 3.70g/t
1m @ 20.24g/t
10m @ 7.78g/t
12m @ 8.07g/t
10 m @ 6.06g/t
18.8 m @ 7.80g/t
Bock 1
Upside potential
Upside potential
Upside potential
Block 6
Block 5
Block 4
Block 3
Block 2
Block 1

GEITA – NYAMULILIMA DISTRICT – STRONG START AND MORE TO COME

Nyamulilima OP

- 1.0 Moz Ore Reserve declared at the end 2020
- Extends Open Pit Life of Mine to ~5 years
- Exploration continues on strike and dip extensions

Nyamulilima District Targets

- Highly prospective exploration targets within the district are priority targets in the exploration program


NE
$1200 stg 1 Pit Shell
$1200 Stg 2 Pit Shell
$1400 Pit Shell
Pending planned holes
LEGEND
A: RTRC0203: 22m @ 1.65g/t from 66m
B: RTRC0203: 27m @ 1.20g/t from 115m
C: RTRC0203: 40m @ 2.06g/t from 179m
incl. 10m @ 3.33g/t from 179m
D: RTRC0203: 21m @ 1.62g/t from 224m


Nyamulilima Targets "Cut 5" Trend
Nyamulilima Targets "Cut 4" Trend
Nyamulilima Cuts 1&2
S&C Cut2 open pit (mined out)
Nyamulilima Targets "Cut 6" Trend
Ridge 8
Legend
Nyamulilima_2017_Strct
Strct_type

KIBALI – PREMIER ASSET, HIGH MARGIN AND LONG LIFE

ANGLOGOLDASHANTI

DRC, Africa Region


Bunia
Kisangani
DRC
Kinshasa
Lubumbashi
LEGEND
Kibali (45%)
Kibali is operated by Barrick
Operation
0
300km

Overview

Operation Type:	Open-pit and underground
Deposit Type:	Orogenic, banded iron formation
Ownership:	45% (45% Barrick / 10% SOKIMO)
Throughput Capacity:	7.2 Mt p.a.
Land Package:	1,836 km^2

Key Asset Statistics *Attributable*


2.7Moz
4.3 Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade:
3.84g/t

Avg. Exclusive Mineral Resource Grade:
2.87g/t

Production (koz) *Attributable production*

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	2.44	3.05	3.38	3.30
Tonnes treated (Mt)	7.6	8.2	7.6	7.6


268
363
366
364
FY17
FY18
FY19
FY20

All-In Sustaining Cost ($/oz)


1,090
752
704
809
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
410
123
287
179
28
152
139
14
126
140
0
140
FY17
FY18
FY19
FY20

[1] *Mineral Resource stated exclusive of Ore Reserve*

06
Continental Africa Assets

KIBALI – WHERE THE POTENTIAL SITS

ANGLOGOLDASHANTI


Life-of-mine
15+
years

2020 Ore Reserve *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**34.41**	**3.84**	**4.25**

2020 Exclusive Mineral Resource *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	21.25	2.91	1.98
Inferred	7.49	2.79	0.67
Total	**28.75**	**2.87**	**2.65**

Asset Strategy

Short-to-medium term

- Maximising UG production and supplementing plant throughput with OP
- Exploration targeted to replace depletion and provide a pipeline of new projects

Long term

- Evaluation of UG opportunities beneath open pits
- Exploration focused on down plunge extensions as well as lease area opportunities

Brownfields Exploration

- UG exploration is focussed on delineating down and up plunge extensions on existing and new mined structures.
- Exploration of previously un-tested mineralisation corridors

06
Continental Africa Assets

KIBALI OUTLOOK – KEEPING THE MOMENTUM GOING

Five-year asset outlook

- Steady production outlook
- Plant throughput maintained throughout the period at c. 7.2mtpa

Base plan

- Primary production sourced from KCD Underground
- Supplementary ore sourced from open pits,
  - Short term – KCD Pushback 3, Gorombwa and Sessenge
  - Medium term – Pamoa, Kalima and Ikamva

Upside potential

- 5-year exploration pipeline in place to replace Reserve depletion
- Oxide and sulphide potential along the KZ trend
- Down dip and plunge extensions on the KCD underground
- UG potential below the open pits



KIBALI – KCD LONG-TERM POTENTIAL


Ikamva
Kalimva
Oere
Pakaka
Tete Bakangwe
Agbarabo
Kanga Sud
KCD
Memekazi
Aindi
Watsa
Zambula
Birindi
Zakitoko
Ghima
0
5 Km

Brownfields Exploration

- A robust exploration pipeline in place to replace to target Reserve Depletion over the next couple of year
- Main KZ trend remains prospective and a target for additional open pit opportunities
- UG exploration is focussed on delineating down and up plunge extensions along the KCD corridor


Sessenge / Gorombwa Open Pit Extensions
KCD Open Pit PB1 and PB3
3000 Lode Down and Up plunge (extensions)
425m
9000 Lode Gap
Holes completed
Holes planned
11000 Lode
5000 Lode Down plunge

06
Continental Africa Assets

SIGUIRI – RECOVERY IN ACTION

ANGLOGOLDASHANTI

Guinea, Continental Africa


GUINEA
Conakry
LEGEND
1 Siguiri (85%)
Operation
0
200km

Overview

Operation Type:	Open-pit
Deposit Type:	Vein / narrow vein, orogenic
Ownership:	85% (15% Government of Guinea)
Throughput Capacity:	11.8 Mt p.a.
Land Package:	1,495 km^2

Key Asset Statistics *Attributable*


1.9 Moz
4.9Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade: 0.80g/t

Avg. Exclusive Mineral Resource Grade: 1.01g/t

Production (koz) *Attributable production*

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	1.01	0.85	0.75	0.70
Tonnes treated (Mt)	9.9	8.9	8.8	9.5


323
242
213
215
FY17
FY18
FY19
FY20

All-In Sustaining Cost ($/oz)


796
930
1,176
1,397
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
217
176
40
335
298
37
89
28
61
116
9
107
FY17
FY18
FY19
FY20

[1] *Mineral Resource stated exclusive of Ore Reserve*

SIGUIRI – WHERE THE POTENTIAL SITS


Life-of-mine
10+
years

2020 Ore Reserve *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**73.53**	**0.80**	**1.89**

2020 Exclusive Mineral Resource *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	79.68	0.97	2.48
Inferred	69.26	1.06	2.37
Total	**148.94**	**1.01**	**4.85**

Asset Strategy

Short-to-medium term

- Achieve steady-state processing at the Combination Plant
- Commence Block 2 development (Saraya and Foulata) following initial declaration of ~0.3Moz Ore Reserve

Long term

- LOM extension beyond 2026 requires TSF investment – decision required in 2023
- Block 3 opportunities

Brownfields Exploration

- Exploration plan focused on Mineral Resource conversion

06
Continental Africa Assets

COMBINATION PLANT NOW TRENDING IN THE RIGHT DIRECTION


Siguiri Combination Plant Project
Time
Cost
Quality
Power Plant
Crusher Plant
Milling
CIL/CIP
Quantity (kWh)
Quality
Quantity -Crusher Rate (TPH)
Quantity - Crusher throughput (Tons)
Quality – (PSD)
Quantity - Milling Rate
Milling Throughput (Tons)
Quality (Grind)
Scats Circuit
Quantity (Tons)
Quality (Recovery)


Design parameter
Recovery %
100
95
90
85
80
75
70
65
60
55
50
45
40
35
2020/05/01
2020/06/01
2020/07/01
2020/08/01
2020/09/01
2020/10/01
2020/11/01
2020/12/01
2021/01/01
2021/02/01
2021/03/01
Daily
Step changes

- Initial challenges commissioning new Combination plant were overcome and the circuit stabilised
- Installed new infrastructure and made process modifications to address the initial challenges:
  - Crusher plant improvements – Fine ore challenges
  - Tank modifications/conversions – Preg-robbing material
  - Pump upgrades – Engineering reliability

- Consistent improvements to metallurgical recovery efficiency
- Engineering reliability improvements and improved operational discipline reduced process-variability, improved recoveries

SIGUIRI OUTLOOK – GETTING THE PROCESSING RIGHT IS KEY

AngloGoldAshanti

Five-year asset outlook

- Production step up on improved recovery at the Combination Plant
- Introduction of Block 2 remote site provides grade uplift from 2022
- Plant throughput maintained throughout the period at c. 10mtpa

Base plan

- Kami, Bidini, Tubani, Silakoro, Sintroko & Sokunu pits in Block 1
- Foulata and Saraya Pits in Block 2

Upside potential

- Kounkoun Mineral Resource in Block 3 + Spent Heap Leach
- Resource and Blue Sky extensions to main deposits
- Brownfields exploration targets



SIGUIRI – BLOCKS 1 AND 2 POTENTIAL

Block 1


Oxide
Fresh
$1,500/oz MIIB shell
Sulphide potential
27m@3.47g/t
6m@1.69g/t
6m@2.22g/t
15m@1.8g/t
9m@1.5g/t
1.5 g/t
0.75 g/t
0.5 g/t
100 m
K1
K0
K2
KSRCDD021

Section looking NE with results for one of 4 holes returned in Q4 2020

Block 2


West
East
Ferricrete
Oxide
Fresh Rock
Intrusive
Shale (FW)
Shaley units
Coarser units
Ore zone
mt-py-chl alteration
alb-carb alteration
Ore Zone?
Western boundary of Block 2
50 meters
Bedding
Unconformity
400
300
200

Saraya Section looking North

- Block 1 has great Sulphide potential
- Studies will be carried out to test the feasibility of further cutbacks

- Two main orebodies currently exist in Block 2 namely Foulata and Saraya
- An Ore Reserve of 314 Koz was declared in 2020

06
Continental Africa Assets

IDUAPRIEM – SOLID PERFORMER WITH LONG-LIFE POTENTIAL

ANGLOGOLDASHANTI

Ghana, Continental Africa



Bolgatanga
Tamale
GHANA
Kumasi
Accra
Sekondi Takoradi
LEGEND
Obuasi
Iduapriem
Operation
Project
0
150km

Overview

Operation Type:	Open-pit
Deposit Type:	Conglomerate-hosted
Ownership:	100%
Throughput Capacity:	5.0 Mt p.a.
Land Package:	140 km^2

Key Asset Statistics



1.9 Moz
3.8 Moz

Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade:
1.29g/t

Avg. Exclusive Mineral Resource Grade:
1.35g/t

Production (koz)

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	1.40	1.47	1.68	1.71
Tonnes treated (Mt)	5.1	5.3	5.1	5.0



228
253
275
275
FY17
FY18
FY19
FY20

1 *Mineral Resource stated exclusive of Ore Reserve*

All-In Sustaining Cost ($/oz)



1,033
977
890
985
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)

Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces



224
224
166
166
62
62
215
215
FY17
FY18
FY19
FY20

IDUAPRIEM – WHERE THE POTENTIAL SITS

AngloGoldAshanti


Life-of-mine
10+
years

2020 Ore Reserve			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**45.87**	**1.29**	**1.91**

2020 Exclusive Mineral Resource			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	55.81	1.32	2.38
Inferred	31.74	1.40	1.43
Total	**87.55**	**1.35**	**3.80**

Asset Strategy

Short-to-medium term

- Review mine sequencing to deliver balanced ore mill feed
- Opportunities to optimise Cutback 6

Long term

- TSF expansion approval is required by 2023 to increase LOM
- Potential LOM extension through exploration success notably at Effuanta

Brownfields Exploration

- Upgrading Mineral Resource confidence at Block 1
- Continued exploration of greater lease area

06
Continental Africa Assets

IDUAPRIEM OUTLOOK – UNEARTHING THE POTENTIAL

AngloGoldAshanti

Five-year asset outlook

- Production dips in 2021 – 2023, from strong 2020 levels, as Mine Life Extension gets underway
- Production recovers in 2024 to 2020 levels, with commensurate cost improvement
- Life extended to 2031, with more potential to be explored

Base plan

- Ore sourced primarily from Block 7&8 Cut 2 and Cut 5
- Supplementary ore sourced from satellite pits at Block 5, Block 1 and Ajopa
- Mill throughput expected to increase to 5.8Mtpa by 2024

Upside potential

- Pushbacks at Block 7&8 (Cut 6)
- Exploration testing at Effuanta



06
Continental Africa Assets

IDUAPRIEM – REINVESTING FOR THE LONG-TERM

ANGLOGOLDASHANTI



BLOCK 7/8
CUT05
CUT22
CUT21
CUT06
FILL RAMP

- **Block 7&8**
  - 3-year investment in waste stripping and TSF
  - Mining executed with bigger equipment
- **Cut 21**
  - Split of the bigger Cut 2
  - Stripping commenced in 2020
  - Ore delivery in Q4 2021
- **Cut 5 Summary**
  - Stripping from (2022 to 2025)
  - Ore delivery from 2025
  - Waste deposition in Cut 2/Cut 3 to enhance value
- **Cut 6 Summary**
  - Excluded from the current LOM Plan
  - Further cost optimisation underway
  - Lower mining costs from new mining contract
- **Satellite Pits**
  - Block 5 delivers ore from 2021 to 2025
  - Block 1 provides ore from 2024 to 2027

COO AFRICA SUMMARY



- The portfolio is focused, with ESG at the centre of decision-making
- We have a prioritised exploration programme
- We are allocating capital optimally
- There is a clear pathway for growth
- Our Values will continue to guide our actions
- We are collaborating with our host communities and governments
- We have the right skills and teams to get this done


ANGLOGOLDASHANTI

Ludwig Eybers
International Assets

TROPICANA, SUNRISE DAM, AGA MINERAÇÃO, SERRA GRANDE, CVSA

TROPICANA – CONTINUES TO EXCEED EXPECTATIONS

ANGLOGOLDASHANTI

Australia


Darwin
Western Australia
Brisbane
Perth
Kalgoorlie
Adelaide
Canberra
Sydney
Melbourne
LEGEND
1 Sunrise Dam
2 Tropicana (70%)
0 1,000km

Overview

Operation Type:	Open-pit and underground
Deposit Type:	Orogenic
Ownership:	70% (30% IGO Limited)
Throughput Capacity:	9 Mt p.a.
Land Package:	2,600 km^2

Key Asset Statistics *Attributable*


1.9 Moz
3.5Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade: 1.71g/t

Avg. Exclusive Mineral Resource Grade: 1.60g/t

Production (koz) *Attributable production*


Avg. Yield (g/t)
1.87
1.91
1.85
1.50
Tonnes treated (Mt)
7.7
7.9
8.7
8.8
322
336
360
297
FY17
FY18
FY19
FY20

1 Mineral Resource stated exclusive of Ore Reserve

All-In Sustaining Cost ($/oz)


885
843
757
1,061
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
283
283
226
6
220
294
64
231
300
84
215
FY17
FY18
FY19
FY20

TROPICANA – WHERE THE POTENTIAL SITS


Life-of-mine
10+
years

2020 Ore Reserve *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**34.39**	**1.71**	**1.89**

2020 Exclusive Mineral Resource *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	39.78	1.05	1.35
Inferred	27.37	2.41	2.12
Total	**67.15**	**1.60**	**3.46**

Asset strategy

Short-to-medium term

- Ramp-up Boston Shaker UG
- Continue to progress Havana Stage 2 cutback in 2021 – 2023
- Complete trade-off studies on OP vs. UG at Havana Stage 3
- Near mine exploration of OP and UG sources to extend LOM

Long term

- Analysis of combinations of near mine/regional targets to extend LOM

Brownfields Exploration

- Boston Shaker underground infill and extensions
- Drilling in support of Havana Stage 3 trade-off studies
- Potential near-mine UG targets leveraging off existing development
- Open pit resources to the north along the mineralised trend e.g. Springbok

07
International Assets

TROPICANA OUTLOOK – FINDING THE BALANCE

ANGLOGOLDASHANTI

Five-year asset outlook

- Havana cutbacks underway which will allow access to the deeper Havana open pit ore from late 2021 onwards
- Mill feed sourced from the Boston Shaker open pit, Boston Shaker UG, Havana open pit supplemented in 2021 by approximately 4 Mtpa of low grade (0.85 – 1.05 g/t) stockpiled ore, resulting in a lower milled grade
- Production increases to 450Koz – 500Koz from 2022 as higher volumes of ore are delivered from the Havana pit and Boston Shaker underground

Base Plan

- Boston Shaker open pit
- Havana open pit
- Boston Shaker UG achieving steady state production in H2 2021
- Open pit stockpiles

Upside Potential

- Lease area opportunities to extend LOM
- Potential to unlock known extensions of mineralisation under Tropicana and Havana pits and the extensions at depth of the Boston Shaker Underground
- Trade-off studies underway on Havana Stage 3 cut-back and Havana underground to find optimal open pit – underground interface



TROPICANA'S DOWNDIP EXTENSION OPPORTUNITIES


Havana
Havana South
Havana UG
Havana South Deeps
15m @ 8.77 g/t Au
15m @ 7.04 g/t Au
14m @ 2.28 g/t Au
18m @ 5.38 g/t Au
10m @ 2.44 g/t Au
Tropicana Deeps
15m @ 2.22g/t Au
Untested area to be accessed from Tropicana to Havana exploration drive.
20m @ 5.78 g/t Au
23m @ 4.11 g/t Au
Boston Shaker UG Extensions
0.3 g/t Wireframe
3.0 g/t Grade Shell

SUNRISE DAM – GEOLOGICAL INDICATORS POINT TO LONG LIFE

ANGLOGOLDASHANTI

Australia


Darwin
Western Australia
Brisbane
Perth
Kalgoorlie
Adelaide
Canberra
Sydney
Melbourne
LEGEND
1 Sunrise Dam
2 Tropicana (70%)
0
1,000km

Overview

Operation Type: Underground

Deposit Type: Vein / narrow vein, orogenic

Ownership: 100%

Throughput Capacity: 4.1 Mt p.a.

Land Package: ~883 km^2

Key Asset Statistics


1.2 Moz
2.6Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade: 1.81g/t

Avg. Exclusive Mineral Resource Grade: 1.68g/t

Production (koz)

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	1.84	2.23	1.93	1.98
Tonnes treated (Mt)	4.0	4.0	4.1	4.0


238
289
254
256
FY17
FY18
FY19
FY20

1 *Mineral Resource stated exclusive of Ore Reserve*

All-In Sustaining Cost ($/oz)


1,203
1,223
1,246
1,320
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
256
256
273
273
169
169
207
195
FY17
FY18
FY19
FY20

SUNRISE DAM – WHERE THE POTENTIAL SITS


Life-of-mine
10+
years

2020 Ore Reserve			
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Proved and Probable	**19.74**	**1.81**	**1.15**

2020 Exclusive Mineral Resource			
Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (Moz)
Measured + Indicated	35.93	1.63	1.89
Inferred	12.21	1.81	0.71
Total	**48.14**	**1.68**	**2.60**

Asset strategy

Short-to-medium term

- Optimisation of the underground production rate and grade to deliver the best outcome
- Develop and drill Frankie to fast-track extraction by 2023 or sooner
- Exploration to delineate the next major UG production ore source
- Continue the development and optimisation of Golden Delicious OP in 2021

Long term

- Increased underground development and exploration to grow Ore Reserves

Brownfields Exploration

- Testing near-mine targets to supplement UG ore
- Greenfields and regional exploration programme to compliment current ore sources

07
International Assets

SUNRISE DAM OUTLOOK – EXPLORATION WORTH ITS WEIGHT IN GOLD

AngloGoldAshanti

Five-year asset outlook

- Steady production over the next two years followed by step-ups toward 300kozpa in the outer years
- Improvements driven by a combination of grade and underground volumes displacing low-grade stockpile feed
- Golden Delicious is a short-term surface ore source to supplement underground mill feed
- Remains reliable, longer-term costs forecast between $1,000 – $1,200/oz

Base plan

- Vogue underground ore body
- Carey Shear
- Sunrise Shear Panel 4
- GQ
- Low Grade Stockpiles / Golden Delicious open pit

Upside potential

- New discoveries – Frankie
- Remnant mining Sunrise Shear South, Dolly, Cosmo, Astro, Western Shear



SUNRISE DAM'S – REVEALING ITS SIGNIFICANT GELOGICAL POTENTIAL


2014
2020
North
South
Flamingo
4m@27.17g/t
2m@503.73g/t
4m@74.29/t
Frankie
(2020 Discovery)
11m@15.73g/t
2m@53.33/t
Upper Carey
Extensions
6m@649.4g/t
10m@53.83g/t
Vogue South
7m@11.4g/t
9m@7.33g/t
Priority
Targets
Combined resource potential (priority targets only)
7 to 8.5Moz
7m@20.58g/t
Carey
Extensions
24m@9.67/t
7.6m@7.8g/t
500m

07
International Assets

AGA MINERAÇÃO – VAST UNTAPPED GEOLOGICAL POTENTIAL

AngloGoldAshanti

Brazil, South America



Manaus
Belém
Recife
BRAZIL
Salvador
Crixás
Brasília
Belo Horizonte
São Paulo
Rio de Janeiro
LEGEND
1 Serra Grande
2 AGA Mineração
0
1,000km

Overview

Operation Type:	Open pit and underground
Deposit Type:	Vein / narrow vein, orogenic, banded iron formation
Ownership:	100%
Throughput Capacity:	3.4 Mt p.a.
Land Package:	113 km^2

Key Asset Statistics



1.7 Moz
7.4Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade:
3.84g/t

Avg. Exclusive Mineral Resource Grade:
4.04g/t

Production (koz)



Avg. Yield (g/t)
4.97
4.20
4.33
3.77
Tonnes treated (Mt)
2.5
2.5
2.5
2.8
424
364
362
362
FY17
FY18
FY19
FY20

1 Mineral Resource stated exclusive of Reserves

All-In Sustaining Cost ($/oz)



1,006
973
1,107
1,050
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)



Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
321
5
316
264
264
249
249
285
285
FY17
FY18
FY19
FY20

07
International Assets

AGA MINERAÇÃO – WHERE THE POTENTIAL SITS

ANGLOGOLDASHANTI



Life-of-mine
15+
years

2020 Ore Reserve			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**14.06**	**3.84**	**1.73**

2020 Exclusive Mineral Resource			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	19.12	3.69	2.27
Inferred	37.90	4.21	5.13
Total	**57.03**	**4.04**	**7.40**

Asset strategy

Short-to-medium term
- Exploration, evaluation and implementation of additional production sources at Cuiabá and CdS II

Long term
- Increased exploration and ORD performance to ensure a robust short-term production plan
- Replacement of the Lamego mine Expansion opportunities at CdS

Brownfields Exploration
- Target near-term production sources to further improve confidence in planning
- Evaluate additional secondary orebodies and new mines to replace depleting or increasingly complex ore sources

AGA MINERAÇÃO OUTLOOK – BRINGING A MAJOR RESOURCE TO ACCOUNT

ANGLOGOLDASHANTI

Five year asset outlook

- Steady production in 2021, stepping up in each subsequent year to above 450kozpa
- Improvements driven by higher grades in outer years and commensurate cost improvement
- Underground operations are mine constrained
- Capital intensive operation with increase across 2021 to 2022 due to higher ORD and exploration (increase orebody confidence) and conversion to dry-stacking tails

Base plan

- Increase flexibility at Cuiabá mine
- Implementation of triple stopes layout to maximize productivity
- Increase flexibility and growth of Córrego do Sítio (CdS) I, CdS II and CdS III
- Ramp-up CDSII UG mine

Upside potential

- Potential to grow Mineral Resource by testing beyond current resource boundary, including Rosalino UG, Carvoaria Deep and CDSIII (around ~3Moz)
- Unlock surface potential in current mining lease to fill Heap Leach plant capacity



CDS COMPLEX – HIGHLY PROSPECTIVE DOWN DIP EXTENSIONS

2015 2020




2000 Elev
2000 Elev
CDS I
CDS II
CDS III
Rosalino
Cachorro Bravo
Laranjeiras
Carvoaria
Sangue de Boi
São Bento Mine
Jambeiro - Anomalia
1.74m @ 33.96 g/t Au
4.24m @ 20.96 g/t Au
3.95m @ 23.45 g/t Au
7.15m @ 20.69 g/t Au
4.22m @ 7.23 g/t Au
0 Elev
0 Elev
1.1Moz
2.4Moz
0.3Moz
0.6Moz
2.4Moz
2.9Moz
0.8Moz
0.3Moz
Rosalino Pneu
Mutuca Cachorro Bravo
Cachorro Bravo
Laranjeiras
Carvoaria

CUIABÁ – MINERALISATION KEEPS EXTENDING DEEPER


2010
2010
2014
2017
2020
2020
1000 Elev
500 Elev
0 Elev
-500 Elev
-1000 Elev
1000 Elev
500 Elev
0 Elev
-500 Elev
-1000 Elev
4.5m @ 23.42 g/t
9.0m @ 12.00 g/t
Narrow Veins Extension
9.5m @ 23.42 g/t
11.2m @ 15.32 g/t
Fonte Grande Sul Deeps
Serrotinho Deeps
11.9m @ 20.49 g/t Au
4.9m @ 17.72 g/t Au
Intersection's length related to horizontal thickness

SERRA GRANDE – BRIMMING WITH POTENTIAL

ANGLOGOLDASHANTI

Brazil, South America


BRAZIL
LEGEND
Serra Grande
AGA Mineração
1,000km

Overview

Operation Type:	Open-pit and underground
Deposit Type:	Vein / narrow vein, orogenic
Ownership:	100%
Throughput Capacity:	1.5 Mt p.a.
Land Package:	615 km^2

Key Asset Statistics


0.6 Moz
3.2Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade: **2.79g/t**

Avg. Exclusive Mineral Resource Grade: **2.93g/t**

Production (koz)

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	2.88	3.48	2.95	2.33
Tonnes treated (Mt)	1.4	1.2	1.3	1.5


133
129
123
114
FY17
FY18
FY19
FY20

1 Mineral Resource stated exclusive of Ore Reserve

All-In Sustaining Cost ($/oz)


1,103
945
1,105
953
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)


Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
293
271
276
289
293
271
276
289
FY17
FY18
FY19
FY20

SERRA GRANDE – WHERE THE POTENTIAL SITS

ANGLOGOLDASHANTI


Life-of-mine
15+
years

2020 Ore Reserve			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Proved and Probable	**6.99**	**2.79**	**0.63**

2020 Exclusive Mineral Resource			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated	15.68	2.90	1.47
Inferred	18.05	2.96	1.72
Total	**33.74**	**2.93**	**3.18**

Asset strategy

Short-to-medium term

- Developing Palmeiras Sul as a significant ore source from 2023
- Maintain flexibility of multiple ore sources
- Converting Mineral Resource to Ore Reserves across the lease area

Long term

- Based on the extensive endowment leverage incremental growth, through higher grades or increased tonnages, opportunities as circumstances allow

Brownfields Exploration

- Targeting higher-grade extensions and new targets within the footprint
- Identifying supplementary shallow low-cost open pit opportunities

SERRA GRANDE OUTLOOK – LEASE POTENTIAL DRIVING UPSIDE

AngloGoldAshanti

Five-year asset outlook

- Production steady this year, then edging up on higher volumes and grades
- Additional underground ore to displace some lower-grade open pit material and use spare mill capacity
- Transition to dry-stacking for tails deposition in 2021
- Steady costs are expected

Base plan

- Mature asset with additional near-mine opportunities
- Maintain throughput with current ore sources
- Developing Palmeiras Sul as a primary ore source from 2023

Upside potential

- Exploration & ORD creates an option to further scale-up production and extend LOM
- Potential increase in Mineral Resource down plunge at the UG
- Opportunity to unlock OP potential in the greenstone belt


M2
JE037

07 International Assets

SERRA GRANDE'S EXCEPTIONAL ORE BODY EVOLUTION

ANGLOGOLDASHANTI

2010



2020



1.00m@33.90g/t
Mina Nova
1.00m@13.90g/t
Ingá
Palmeiras
Pequizão
2.07m@11.00g/t
1.60m@14.23g/t
Mina III
1.00m@24.93g/t
1.20m@15.80g/t
2.00m@11.27g/t
1.00m@35.50g/t
1.00m@147.94g/t
1.10m@31.08g/t
Mangaba

07 International Assets

CERRO VANGUARDIA – MINE LIFE SURPRISING ON THE UPSIDE

ANGLOGOLDASHANTI

Argentina, South America



ARGENTINA
LEGEND
Cerro Vanguardia (92.5%)
1,000km

Overview

Operation Type:	Open-pit and underground
Deposit Type:	Epithermal, vein / narrow vein
Ownership:	92.5% (7.5% Fomicruz)
Throughput Capacity:	1.2 Mt p.a.
Land Package:	543 km^2

Key Asset Statistics *Attributable*



1.0 Moz
2.2Moz
Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade: 1.82g/t

Avg. Exclusive Mineral Resource Grade: 2.25g/t

Production (koz) *Attributable production*

	FY17	FY18	FY19	FY20
Avg. Yield (g/t)	6.81	6.62	4.75	4.39
Tonnes treated (Mt)	1.2	1.2	1.2	1.0



283
282
225
173
FY17
FY18
FY19
FY20

1 *Mineral Resource stated exclusive of Ore Reserve*

All-In Sustaining Cost ($/oz)



772
652
859
931
FY17
FY18
FY19
FY20

Capex Intensity ($/oz)



Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
184
184
121
121
133
133
162
162
FY17
FY18
FY19
FY20

CERRO VANGUARDIA – WHERE THE POTENTIAL SITS


Life-of-mine
8+
years

2020 Ore Reserve *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold / Silver (Moz)**
Proved and Probable (gold)	**16.31**	**1.82**	**0.95**
Proved and Probable (silver)	**16.31**	**45.56**	**23.89**

2020 Exclusive Mineral Resource *(Attributable)*			
Category	**Tonnes (Mt)**	**Grade (g/t)**	**Contained Gold (Moz)**
Measured + Indicated (gold)	23.74	2.38	1.81
Inferred (gold)	6.89	1.79	0.40
Total	**30.64**	**2.25**	**2.21**

Asset strategy

Short-to-medium term

- Delineate the full Ore Reserve footprint – extend LOM
- Optimise the cost base

Long term

- Target Mineral Resource to unlock full resource potential across the lease

Brownfields Exploration

- Increase exploration over the next two years
- Priority to extend LOM

CERRO VANGUARDIA OUTLOOK – REINVIGORATING THE PLAN

Five-year asset outlook

- Production expected to be flat over period
- Higher exploration spend in 2021 to increase orebody confidence and test new targets.
- Investment in TSF lift, heap leach and fleet
- Cost improvements in outer years

Base plan

- Four-year exploration program targeting near-mine potential, as well as regional targets

Upside potential

- Ongoing exploration which will target around ~3Moz of Mineral Resource



CERRO VANGUARDIA – REALISING LATENT POTENTIAL VIA THE DRILL BIT

ANGLOGOLDASHANTI

2016 — 2020


Osvaldo Diez 2-8
Osvaldo Diez 4


Osvaldo Diez 2-8
Osvaldo Diez 4


Au: 3,2 g/t
Ag: 98 g/t
Width: 1.9 m
Au: 1.8 g/t
Ag: 240 g/t
Width: 2 m
Au: 4.14 g/t
Ag: 586 g/t
Width: 2 m
Osvaldo Diez 4 depth extension potencial

COO INTERNATIONAL SUMMARY



The International Operations has a clear path to create value:

- Commitment to safeguarding the health, wellbeing and safety of our people
- Operational Excellence Program to continuously improve costs, capital and efficiencies
- Improve Resource confidence and growing near-term Ore Reserves
- Margin accretive low-cost production to the portfolio
- Using technology to strengthen and improve our metrics on ESG
- Highly skilled and motivated teams to deliver on these commitments

Graham Ehm
Projects

OBUASI, QUEBRADONA, GRAMALOTE



08
Projects

OBUASI – AFRICA'S NEXT GENERATION, WORLD-CLASS MINE

ANGLOGOLDASHANTI

Ghana, Continental Africa



GHANA
Tamale
Kumasi
Accra
LEGEND
Obuasi
Iduapriem
Operation
Project
0
150km

Overview

Operation Type:	Underground
Deposit Type:	Vein / narrow vein
Ownership:	100%
Throughput Capacity:	1.6 – 1.8 Mt p.a.
Land Package:	140 km^2

Key Asset Statistics



8.7 Moz
20.6 Moz

Ore Reserve
Mineral Resource[1]

Avg. Ore Reserve Grade:
8.62g/t

Avg. Exclusive Mineral Resource Grade:
7.24g/t

Project Statistics

Avg. annual LOM throughput:
1.6 – 1.8 Mt

Avg. annual LOM head grade:
8.8g/t

Avg. annual LOM production:
350 – 450koz

Avg. annual LOM AISC[2]:
$800/oz

Reserve life[3]:
21 years

1 Mineral Resource stated exclusive of Ore Reserve
2 Real terms
3 Represents estimated life-of-mine

Illustrative Timeline



2019
2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
2022
2023
Phase 1
Phase 2
Ramp up to steady state
Steady state operations
Phase 3

OBUASI – PROJECT PARAMETERS AT APPROVAL

08 Projects

Obuasi is a long-life, world class asset – continue to track metrics at approval

- Obuasi has embarked on the process of rebuilding all aspects of the operation to deliver a modern, efficient, mechanised, underground operation
- Underground development restarted 2019; first gold poured December 2019
- Expected to reach steady state operations in H2 2021
- Production of ~8.6Moz over 21-years at average head grade of 8.8g/t
- Government consents and approvals in place:
  - Security Agreement
  - Development Agreement
  - Tax Concession Agreement
  - Settlement Agreement
  - Reclamation Security Agreement
- Social Management Plan implemented since 2019 – contributing to self-sustaining local economy by creation of alternative industries, institutional capacitation and strong partnerships

Project Metrics[1] (Annual average over LOM)		
Plant throughput	*Mt*	*1.6 – 1.8*
Head grade	*g/t*	*8.8*
Gold production	*Koz*	*350 – 450*
Cash costs	*$/oz*	*590 – 680*
All-in sustaining costs	*$/oz*	*725 – 825*
Project capital (Y1 – Y3)	*$m*	*495 – 545*
Project capital (Y4 – Y6)	*$m*	*85*
Payback period	*Years*	*6.5*
Reserve life	*Years*	*21.5*



[1] *At project approval, 2018 real terms*

08
Projects

MASSIVE RESOURCE AND HIGH CONFIDENCE IN A GROWING RESERVE

ANGLOGOLDASHANTI

Ore Reserve increase to 8.7Moz from 7.12Moz with in-fill drilling and Mineral Resource conversion…


SANSU
BLOCK 8
BLOCK 10
BLOCK 1
BLOCK 2
ADANSI
0800L
1600L
3200L
4100L
5000L
NORTH RAMP
BLOCK 14
BLOCK 12
BLOCK 11
Legend
CLASSIFICATION
ABSENT
MEASURED
INDICATED
INFERRED
BLUESKY

…while Mineral Resource decreased slightly to ~30Moz with improvement to resource models and minor depletions

08
Projects

GRADE DISTRIBUTION – MINING FROM HIGH GRADES TO HIGHER GRADES



SANSU
BLOCK 8
BLOCK 10
BLOCK 1
BLOCK 2
ADANSI
0800L
1600L
3200L
4100L
5000L
KRS SHAFT
GCS SHAFT
ODD PORTAL
NORTH RAMP
KRS SHAFT
BLOCK 14
BLOCK 12
BLOCK 11
Ore Body Blue Sky Projection
Legend
OB_GOLD_Feb19
[ABSENT]
[0,2]
[2,4]
[4,5]
[5,6]
[6,8]
[8,10]
[10,15]
[15,CEILING]
500 Elev
0 Elev
-500 Elev
-1000 Elev
-1500 Elev
-2000 Elev
-2500 Elev
-3000 Elev
15000 E
20000 E

08 Projects

OBUASI – PHASE 2 FLOWCHART

AngloGoldAshanti



Crusher
Stockpile
Apron Feeder
Vibrating Feeder
SAG 1
Flash Cells
Ball Mill
Gravity Circuit
To Goldroom
Flotation
Tails Thickener
Concentrate Thickener
Vertimill
Blower Cooling Tower
Reactor Cooling Tower
SAG 2
CCDs
BIOX Reactors
Neutralisation
Backfill Thickener
To Pastefill
Tails to Non-CN Cell TSF
Tails to CN Cell TSF
New Goldroom
Acid and Elution Column

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM

ANGLOGOLDASHANTI

Good progress in the process plant despite COVID-19 related delays…


Elution & Gold Room


Regrind verti-mill


SAG1 Ball Mill Discharge
SAG1 Conveyor
SAG1 Cyclone Cluster
SAG MILLING
Mill control room cameras

…plant commissioning commenced with the Phase 2 SAG/Ball Mill in late Dec 2020

08
Projects

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM

KRS shaft and U/G materials handling commissioning commenced late 2020...


KRS Headframe


Ball Mill


U/ground conveyor


GCVS vent fans


KRS Winder


Paste-fill plant


U/ground grizzly

...while completion of the GCVS vent shaft, paste-fill plant and delivery forecast to be completed in Q2 2021.

08
Projects

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM

AngloGoldAshanti

Biox TSF completed in late 2020 with other surface infrastructure to be completed during 1H21


Biox TSF


Water ponds


Emergency generators


Storm water drainage works


Demolition - CIL

QUEBRADONA – BRINGING A WORLD CLASS DISCOVERY TO ACCOUNT

ANGLOGOLDASHANTI

Colombia, South America


Medellín
Bogotá
Ibagué
Cali
COLOMBIA
LEGEND
① Gramalote
② Quebradona
③ La Colosa
0 200km

Overview

Key Asset Statistics

Avg. Ore Reserve Grade: **1.25%**

Avg. Exclusive Mineral Resource Grade: **0.61%**


3.1 Blbs
Cu
6.6 Blbs
2.5 Moz
Au
4.6 Moz

Avg. Ore Reserve Grade: **0.69g/t**

Avg. Exclusive Mineral Resource Grade: **0.29g/t**

Ore Reserve
Mineral Resource[1]

Project Statistics

Avg. annual LOM throughput: **6.2 Mt**

Avg. annual LOM head grade: **1.21% Cu & 0.67g/t Au**

Avg. annual LOM production: **130Mlbs & 67koz**

Avg. annual LOM AISC[2]: **$1.11/lb**

Reserve life[3]: **23 years**

1 *Mineral Resource stated exclusive of Ore Reserve*
2 *Real terms*
3 *Represents estimated life-of-mine*

Illustrative Timeline


2019
2020
2021
2022
2023
2024
2025
2026
Feasibility Study (FS)
Permitting
Construction
Tunnel Development
Ore Body Development
Production
Plant and Infrastructure Construction

QUEBRADONA PROJECT METRICS

Quebradona – a high-quality, high-grade copper-gold porphyry deposit

- A significant global copper-gold porphyry deposit
- One of the world's highest-grade copper porphyries
- Favourable orebody geometry for caving with topographic advantages and good surface hydrology
- Expected to produce 'clean' copper concentrate, low impurities
- Produce a total of 3Blbs Cu, 1.4Moz Au, 21.6Moz Ag over 23+ years
- Dry-stacked, filtered tailings storage facility
- Low power cost – near the national power grid
- Excellent infrastructure – highway link to Colombia's largest Pacific port
- Concurrent creation of 'biodynamic park' and world class copper mine – concurrent closure
- Feasibility Study results expected in Q2 2021

Project Metrics[1] (Annual average over LOM)		
Plant throughput	*Mt*	*6.2*
Head grade	*% / g/t*	*1.21 / 0.67*
Copper / Gold production	*Mlbs / Koz*	*130 / 67*
Cash costs	*$/lb Cu*	*0.93*
All-in sustaining costs	*$/lb Cu*	*1.11*
Project capital	*$Bn*	*1.3 – 1.4*
Reserve life	*Years*	*23*


Grade
Greenfield copper projects
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Wafi Golpu
Quebradona
Alpala
Andina Phase 2
Collahuasi...
Kansanshi
Michiquillay
Haquira
Galore Creek
Radomiro Tomic...
Twin Metals
La Granja
NuevaUnion
Agua Rica
Los Azules
Cañariaco Norte
Frieda River
Taca Taca
El Abra mill...
Koksay
Centinela
El Arco
Cotabambas
Los Chancas
Pebble
Zafranal
Vizcachitas
Ann Mason
Los Bronces
JoseMaria
King King
Santo Domingo
Ajax
Schaft Creek
Harper Creek /...
Kerr-Sulphurets-...
Casino

[1] 2019 real terms

Deutsche Bank Research

08
Projects

QUEBRADONA – HIGH QUALITY DISCOVERY IN WORLD CLASS DISTRICT

AngloGoldAshanti

- Nuevo Chaquiro – main deposit of the Quebradona Project located in the middle Cauca region of Colombia – East flank of western cordillera
- In a very prospective area with several deposits discovered along the Middle Cauca Belt, La Colosa (south), Nuevo Chaquiro (middle)
- Volcanoclastic sequence intruded by small dykes of diorite and quartz diorite
- Typical porphyry copper deposit – large tonnes and low grades of gold, molybdenum and silver by-products
- Ore mineralisation at Nuevo Chaquiro principally chalcopyrite and molybdenite



76°
74°
8°
6°
4°
MIDDLE CAUCA BELT
COLOMBIA
Buritica
Medellin
Titiribi
La Mina
NUEVO CHAQUIRO
Marmato
Quinchia
La Colosa
Bogota
Oceanic Crust
Continental Crust
100 km
Porphyry Cu–Au–(Mo)
Porphyry Au-Cu
Porphyry Au
Au-Ag-Zn vein
City



NUEVO CHAQUIRO MAIN SECTION
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
LEGEND
Surfaces
CU_1.0%
CU_0.45%
CU_0.1%
Nuevo Chaquiro Geological Model
Intramineral
Mineral
Tuff
Premineral
Alteration model
Calc_pot
SCC
Potassic
Ser
Propylitic

08 Projects

QUEBRADONA MINE DESIGN

- Two 6km access tunnels developed from surface represents majority of first two years project activity
- Sub-level caving (SLC) mining method
- Internal ramp system to connect upper SLC levels to ore crushing/transfer level
- TSF based on stacking of filtered tails
  - layout driven by topography; two toe buttresses to provide stability
  - c.124 Mt, lined pyrite residue cells inside TSF footprint
- Progressive closure of TSF planned, minimizing visual impact and improving dust control
- Water source c.4km from process plant
- Power estimated at 58 MW of installed capacity (hydro grid power)



Resource Envelope
2000 Elev
1500 Elev
1000 Elev
500 Elev
Reserve Envelope



Mine Exhaust Air Raises
Mine Fresh Air Raises
Upper Access Tunnel
Internal decline
Decoupling Level 1265
Access and Conveyor Tunnels

08 Projects

QUEBRADONA PROCESSING


Coarse Stockpile
Secondary Crushing
Secondary screen
Secondary crusher
Grinding & Flash Flotation
Hydrocyclone batery
Bulk Flotation
Bulk Flotation
Tailings Handling
Tailings thickener
HPGR
HPGR Plant
HPGR wet screen
Ball Mill
Fine ore stockpile
Tailings filter
Hydrocyclone batery
Cleaner Flotation
Cleaner scalper
Tailings stockpile
Pyrite Residue Handling
Pyrite residue thickener
Final cleaner
Higmill
Regrinding
Concentrate filter
Concentrate stockpile
Concentrate thickener
Concentrate to port
Pyrite residue filter
Concentrate Handling
Pyrite residue stockpile
Tailings dry stack
Pyrite cell

QUEBRADONA BIODIVERSITY INITIATIVE

A innovative plan to create and integrate a park and biodiversity centre into its Quebradona project



08
Projects

GRAMALOTE – BRINGING A WORLD CLASS DISCOVERY TO ACCOUNT

ANGLOGOLDASHANTI

Colombia, South America



LEGEND
1 Gramalote
2 Quebradona
3 La Colosa
COLOMBIA
Bogotá
Cali
0 200km

Overview

Operation Type:	Open-pit
Deposit Type:	Mesothermal gold deposit
Ownership:	50% (50% B2Gold manager/ operator)
Throughput Capacity:	11.3 Mt p.a.
Land Package:	110 km^2

Key Asset Statistics



1.3 Moz
1.7 Moz
Ore Reserve
Mineral Resource1

Avg. Ore Reserve Grade:
0.86g/t

Avg. Exclusive Mineral Resource Grade:
0.49g/t

Project Statistics

Avg. annual LOM throughput:
11 Mt

Avg. annual LOM head grade:
0.85g/t

Avg. annual LOM production:
284koz

Avg. annual LOM AISC[2]:
$648/oz

Reserve life[3]:
13.6years

[1] *Mineral Resource stated exclusive of Ore Reserve, AngloGold Gold FY2020 reported*
[2] *Real terms*
[3] *Represents estimated life-of-mine*

Illustrative Timeline



2019
2020
2021
2022
2023
2024
2025
2026
Feasibility Study (FS)
PEA
Resource Modelling
Permitting
Construction
Production

08
Projects

GRAMALOTE – POTENTIAL TO BE A LOW COST, LONG-LIFE MINE

ANGLOGOLDASHANTI

Gramalote has the potential to become a large, low-cost open-pit gold mine

50:50 JV with B2Gold, as manager and operator

- Open pit with initial 13.6 years life, processing 11Mtpa
- Avg. annual production of ~284koz at an AISC of $648/oz
- Avg. annual production of 416koz for the first five full years of production
- Avg. LOM recovery of 94% from conventional milling, flotation and cyanide leach of flotation concentrate

Project Metrics[1] (Annual average over LOM)		
Plant throughput	*Mt*	*11*
Head grade	*g/t*	*0.85*
Gold production	*Koz*	*284*
Cash costs	*$/oz*	*544*
All-in sustaining costs	*$/oz*	*648*
Project capital	*$Bn*	*0.9 – 1.0*
Payback period	*Years*	*6*
Reserve life	*Years*	*13.6*



[1] 2019 real terms, based on B2Gold PEA (Au $1,350/oz) published on 21 January 2020 on a 100% basis

GRAMALOTE – STRAIGHTFORWARD MINING, EXCELLENT METALLURGY

- Ore Zones vary in width from tens of meters to 150m in true width dipping vertical to sub-vertical to the south-southeast
- Silver to gold ratio approximately 1:1
- Conventional open-pit, truck-and-shovel operation
- Gramalote Ridge pit has four cutbacks: three phases in the main pit and a small satellite pit west of the main pit
- Mine plan includes use of three stockpiles for oxide and sulphide materials, for high-fresh, low-fresh and oxide ore
- Pre-stripping c.8.6Mt for the first year of production
- First 7 years, average mining rate 45-52 Mtpa total material
- Hydraulic 520-t class shovel/excavators
- 228-t class haul trucks
- Main infrastructure: Gramalote Pit, Tailing facility, Waste Dump, Process Plant and a camp to accommodate c.3,000 people
- 26 km, single circuit 230 kV dedicated transmission line


West
Phase 3
Phase 2
Phase 1
A
A'
Phase 4 satellite pit
Gramalote Ridge main pit phases 1-3
0
200 m
Section A-A'


Stocks
Truckshop
Camp
Process plant
Crusher
Providencia Village
Waste
Nus River
Gramalote
Embankment Wall
Tailings

GRAMALOTE – MINERAL PROCESSING


Ore
ROM Mill Feed Material
Primary Crusher
SAG / Ball Milling
Flash Flotation
Froth Flotation
(Rougher / Cleaner)
Tailings Pumps
Conc. Regrinding
Thickening
TMF
Leach
CCD
Merrill-Crowe
Smelting
Dore Bars
Tailings Pumps
Cyanide Destruction
CIP
Carbon-Desorption

PROJECTS SUMMARY



- Obuasi is on the final lap for project completion
- Quebradona is world class and brings copper into the portfolio
- Gramalote adds low cost ounces to the portfolio
- The 3 projects add approx. 20 million gold equivalent ounces to the portfolio
- 1 million gold equivalent ounces / annum
- AGA has a good record for project delivery, and for working with host governments and communities
- Our experienced team is in place, delivering real value through project development

Christine Ramon
Conclusion

DIVERSIFIED, DECISIVE, SUSTAINABLE BUSINESS



09
Conclusion

A PREMIER INVESTMENT OPPORTUNITY

ANGLOGOLDASHANTI

OPERATIONAL EXCELLENCE

Growing Ore Reserve, production and increasing margins



Moz
$/oz
2.8[1]
2.9[1]
3.0[1]
3.3[1]
3.4[1]
1,180[1]
1,180[1]
1,125[1]
1,050[1]
1,025[1]
2021
2022
2023
2024
2025

[1] *Midpoint of indicative outlook, cost in nominal terms*

ROBUST BALANCE SHEET

Long-term balance sheet improvement achieved through disciplined capital allocation – without equity issuance in the last decade



Facilities and cash available
R0.5bn
$1.3bn Cash
$1.4bn RCFs[2]
c.$2.8bn[1]

[1] *Total calculated with ZAR500m O/N facility at R14.6878/$*
[2] *US$1.4bn RCF includes a capped facility of AU$500m*

STRONG ESG

Sustainability drives our business performance creating social and financial value for all stakeholders



SDG
CHAMPION
2019-2020

COMPELLING VALUATION

Value-enhancing catalysts over the short, medium and long-term



3.6x
5.1x
4.7x
6.2x
EV/ EBITDA
P/CF

FactSet dated 22 February 2021; valuation metrics Next Twelve Months or NTM
Peer Group comprises: Newmont, Barrick, Agnico-Eagle, Newcrest, Kirkland, Gold Fields, Kinross and Yamana

time for Q & A…


TERCEIROS
ANGLOGOLDASHANTI
ULÂNCIA

AngloGoldAshanti

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2021

By: /s/ MML MOKOKA________

Name: MML Mokoka

Title: Company Secretary